                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  ENGAGE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                         (Title of Class of Securities)

                                    292827102
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 JOHN D. BARONE
                      PRESIDENT AND CHIEF OPERATING OFFICER
                                  ENGAGE, INC.
                        100 BRICKSTONE SQUARE, 2ND FLOOR
                          ANDOVER, MASSACHUSETTS 01810
                                 (978) 684-3884
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                    COPY TO:

         DANIEL M. CARROLL                                 BRIAN P. KEANE
VICE PRESIDENT AND GENERAL COUNSEL                   MINTZ, LEVIN, COHN, FERRIS,
           ENGAGE, INC.                                GLOVSKY AND POPEO, P.C.
 100 BRICKSTONE SQUARE, 2ND FLOOR                       ONE FINANCIAL CENTER
   ANDOVER, MASSACHUSETTS 01810                     BOSTON, MASSACHUSETTS, 02111
          (978) 684-3884                                   (617) 542-6000
        FAX: (978) 684-3141                              FAX: (617) 542-2241

                            CALCULATION OF FILING FEE

          TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
                 $434,220                                 $39.95

------------
* Calculated solely for purposes of determining the filing fee. This amount assumes that 3,775,818 shares of common stock of Engage, Inc. having an aggregate value of $434,220 as of December 30, 2002 will be issued subject to restricted stock awards in exchange for the maximum 3,775,818 options eligible to be exchanged pursuant to the offer described herein. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by $92.00 per million.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing party: Not applicable.

Date filed: Not applicable.


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

ITEM 1. SUMMARY TERM SHEET

      The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated January 6, 2003 and attached hereto as Exhibit (a)(1) (the "Offer to Exchange") is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

      (a) The name of the issuer is Engage, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 100 Brickstone Square, 2nd Floor, Andover, Massachusetts 01810, and its telephone number is
(978) 684-3884. The information set forth in the Offer to Exchange under Section 9 ("Information About Us") is incorporated herein by reference.

      (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to its U.S. employees to exchange, for compensatory purposes, all options (the "Options") outstanding under the Company's Amended and Restated 1995 Equity Incentive Plan (the "1995 Plan") and Amended and Restated 2000 Equity Incentive Plan (the "2000 Plan" and together with the 1995 Plan, the "Plans"), in each case, as amended through the date hereof, exercisable for shares of the Company's common stock, par value $0.01 per share ("Option Shares"), for shares of the Company's restricted common stock that will be granted under either the 1995 Plan or the 2000 Plan (the "Restricted Stock"), upon the terms and subject to the conditions described in the Offer to Exchange, and the related Letter of Transmittal/Election to Exchange Form attached hereto as Exhibit (a)(2) (the "Election Form" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"). The Plans are considered employee benefit plans as defined in Rule 405 under the Securities Act of 1933. As of January 6, 2003, there were options to purchase 3,775,818 shares of the Company's common stock outstanding and eligible to participate in the Offer. The information set forth in the Offer to Exchange under Section 1 ("Number of Shares of Restricted Stock; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation; Issuance of Restricted Stock") and Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock") is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

      (a) The filing person is the subject company in the Offer. The information set forth under Item 2(a) above and in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

      (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Shares of Restricted Stock; Expiration Date"),
Section 3 ("Procedures"), Section 4 ("Change in Election; Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Cancellation; Issuance of Restricted Stock"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Restricted"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"),
Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax/Withholding Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS

      (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

      (a) The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under
Section 2 ("Purpose of the Offer") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation; Issuance of Restricted Stock") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

      (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

      (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

      (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS

      (a) The information set forth in the Offer to Exchange under Section 9 ("Information About Us") and Section 16 ("Additional Information"), on pages 31 through 68 of the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2002 (the "Annual Report"), and pages 3 through 12 of the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002 (the "Quarterly Report") is incorporated herein by reference.

      (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION

      (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

      (b) Not applicable.


ITEM 12. EXHIBITS
(a)(1)      Offer to Exchange, dated January 6, 2003.

(a)(2)      Form of Cover Letter to Eligible Employees and Summary of
            Procedures.

(a)(3)      Form of Letter of Transmittal/Election to Exchange.

(a)(4)      Form of Notice of Withdrawal.

(a)(5)      Form of E-mail Confirmation to Tendering Option Holders.

(a)(6)      The Company's Annual Report on Form 10-K for its fiscal year ended
            July 31, 2002 (the "Annual Report"), filed with the Securities and
            Exchange Commission (the "Commission") on November 13, 2002 and incorporated herein by reference (File No. 0-26671).

(a)(7)      The Company's Quarterly Report on Form 10-Q for the quarter ended
            October 31, 2002 (the "Quarterly Report"), filed with the Commission on December 16, 2002 and incorporated herein by reference (File No.
            0-26671).

(a)(8)      The Company's Current Reports on Form 8-K, filed with the SEC on
            September 18, 2002 and October 7, 2002 and incorporated herein by reference (File Nos. 0-26671).

(a)(9) The Company's Registration Statement on Form S-8, filed with the SEC on December 21, 1999 and incorporated herein by reference (File No.
            333-93151).

(a)(10) The Company's Registration Statement on Form S-8, filed with the SEC on January 16, 2001 and incorporated herein by reference (File No.
            333-53752).

(a)(11) The Company's Registration Statement on Form S-8, filed with the SEC on February 28, 2001 and incorporated herein by reference (File No.
            333-56328).

(b)         Not applicable.

(d)(1)      The Company's Amended and Restated 1995 Equity Incentive Plan.

(d)(2)      The Company's Amended and Restated 2000 Equity Incentive Plan.

(d)(3) Form of Restricted Stock Agreement, included as Annex A to the Offer to Exchange filed as Exhibit (a)(1) hereto and incorporated herein by reference.

(g)         Not applicable.

(h)         Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

      (a) Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     ENGAGE, INC.

                                     By: /s/ John D. Barone
                                         --------------------------------------
                                         John D. Barone
                                         President and Chief Operating Officer

January 6, 2003

                                INDEX TO EXHIBITS

(a)(1)      Offer to Exchange, dated January 6, 2003.

(a)(2)      Form of Cover Letter to Eligible Employees and Summary of
            Procedures.

(a)(3)      Form of Letter of Transmittal/Election to Exchange.

(a)(4)      Form of Notice of Withdrawal.

(a)(5)      Form of E-mail Confirmation to Tendering Option Holders.

(d)(1)      The Company's Amended and Restated 1995 Equity Incentive Plan.

(d)(2)      The Company's Amended and Restated 2000 Equity Incentive Plan.